Exhibit 99.4

Voluntary Disclosure to the Korea Exchange

I. Title

Entry into Memoranda of Understanding, etc.

II. Details

NAVER Corporation, a Korean corporation (“NAVER”), has decided to enter into a memorandum of understanding with LINE Corporation, a Japanese corporation and a consolidated subsidiary of NAVER (“LINE”), SoftBank Corp., a Japanese corporation (“SoftBank”), and Z Holdings Corporation, a Japanese corporation and a consolidated subsidiary of SoftBank (“ZHD,” and together with NAVER, LINE and SoftBank, the “Parties”) relating to a potential business integration between LINE and ZHD (the “Business Integration MOU”) through a series of transactions (the “Transaction”), as well as a separate memorandum of understanding with SoftBank (the “Shareholders MOU”). It is expected that LINE and ZHD will enter into a memorandum of understanding on capital alliance (the “Capital Alliance MOU,” and together with the Business Integration MOU and the Shareholders MOU, collectively, the “MOUs”).

In addition, NAVER and SoftBank, as part of the Transaction, have decided to jointly submit a letter of intent (the “LOI”) to LINE with a proposal to acquire all of the common shares (including American Depositary Shares), share options and bonds with share options of LINE through a tender offer.

1. Transaction Structure

1) NAVER or its wholly owned subsidiary (together with NAVER, “NAVER Etc.”) and SoftBank shall jointly make a tender offer (the “LINE TOB”) to acquire all of the common shares (including American Depositary Shares), share options and bonds with share options of LINE (excluding those held by NAVER or LINE, hereinafter collectively referred to as the “LINE Shares”).

2) If not all of the LINE Shares are acquired in the LINE TOB, a squeeze-out (the “LINE Squeeze-out”) shall be conducted through a reverse stock split or other means such that the only shareholders of LINE will be NAVER Etc. and SoftBank, in order to take LINE private.

3) All of the ZHD shares owned by SoftBank are to be transferred to LINE through a reorganization or otherwise (the “ZHD Transfer”).

4) The shareholding of NAVER Etc. and SoftBank with respect to LINE will be adjusted in order that NAVER Etc. and SoftBank will have voting rights in LINE in a ratio of 50:50 (the “Shareholding Adjustment”) and LINE will become a joint venture company (the “JV Company”). As a result, LINE will become a consolidated subsidiary of SoftBank.

5) LINE shall conduct an absorption-type company split in which its wholly owned subsidiary that will be newly established (“LINE OpCo”) will succeed to all of the businesses of LINE, after which a share exchange (the “Share Exchange”) will be conducted in which ZHD will be the wholly owning parent company and LINE OpCo will be a wholly owned subsidiary. All of the businesses operated by LINE will be transferred to ZHD, and steps will then be taken to convert ZHD into an integration holding company (the “LINE Business Transfer”).

The Transaction is conditioned upon the satisfaction of conditions precedent stipulated in the definitive agreements to be executed, including the receipt of all governmental approvals required under competitions laws, foreign exchange laws and other applicable laws. The specific order and steps described above may change subject to consultation among and agreement of all Parties.

2. Preconditions of the Transaction

1) LINE TOB

NAVER Etc. and SoftBank plan to jointly submit the LOI to LINE.

NAVER and SoftBank shall negotiate the proposed prices of the LINE TOB with LINE, and the relevant Parties plan to enter into a definitive agreement upon reaching an agreement regarding all terms and conditions for the LINE TOB.

2) LINE Squeeze-out

If NAVER Etc. and Softbank are unable to acquire all of the LINE Shares in the LINE TOB, they will conduct the LINE Squeeze-out. Subject to court approval, NAVER Etc. or SoftBank, evenly bearing the costs, shall purchase the total amount of fractional common shares of LINE arising from the LINE Squeeze-out at a price equivalent to the LINE TOB tender offer price. LINE shall redeem all LINE CBs that are neither tendered in the LINE TOB nor converted into common shares of LINE by the conversion deadline.

3) ZHD Transfer

The ZHD Transfer shall be effected through a reorganization or other methods agreed upon by the relevant Parties.

4) Shareholding Adjustment

It is contemplated that new LINE shares will be issued to SoftBank in the amount calculated based on a certain ratio of LINE shares per one ZHD share held by SoftBank or its wholly owned subsidiary, and that NAVER Etc. will thereafter purchase a certain number of LINE shares from SoftBank.

5) LINE Business Transfer

While the procedures relating to the LINE Business Transfer have not been determined, the Parties currently contemplate that LINE will conduct an absorption-type company split in which LINE OpCo will succeed to all of the businesses of LINE, followed by the Share Exchange. As a result of the Share Exchange, ZHD shall deliver ZHD shares to LINE in the ratio of 1 LINE OpCo share per 11.75 ZHD share.

6) Corporate Structure and Management

If the Transaction is completed as contemplated, LINE shall become the JV Company owned 50:50 by NAVER and SoftBank, which would in turn become a controlling shareholder of ZHD. ZHD would own, as an integrated holding company, LINE OpCo and other Japanese companies including Yahoo Japan Corporation. Details relating to the management of the JV Company and ZHD shall be determined in the definitive agreements.

3. Expected Timeline of the Transaction

It is expected that the MOUs will be executed on November 18, 2019. The Parties aim to enter into legally binding definitive agreements in accordance with the provisions of the MOUs in December 2019, and thereafter proceed with the steps of the Transaction (the specific timeline and terms and conditions of the Transaction shall be determined upon the execution of definitive agreements, when such information will be disclosed promptly).

III. Date of Decision

November 17, 2019

IV. Other Important Matters Relating to an Investment Decision

The MOUs were entered into to confirm the shared understanding of each Party with respect to the Business Integration and are not legally binding. The matters described above may be subject to change upon further discussions by the Parties. The particulars of the Transaction will be determined after further negotiations with the execution of definitive agreements.

The effective term of the MOUs shall commence on the execution date and terminate on the earlier of (i) March 31, 2020 and (ii) the execution date of the relevant definitive agreement; provided, however, that the effective term may be extended upon the agreement of the relevant Parties.

The language of the MOUs is Japanese. The MOUs shall be governed by the laws of Japan. Tokyo District Court shall have exclusive jurisdiction for the first instance over any disputes that arise between the Parties in connection with the MOUs.

The above disclosure contains Japanese legal terms.

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